Exhibit 12.1
ALLIS-CHALMERS ENERGY INC AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges

									Nine Months Ended
	Year Ended December 31,								September 30,
	2001		2002		2003	2004	2005		2005		2006

Earnings
Net income before minority interest and income taxes	(2,273)		(3,699)		3,640	1,723	9,007		5,676		31,467

Fixed Charges
Interest and debt expense (a)	869		2,549		3,000	3,624	4,740		3,442		12,828
Interest portion of rent expense (b)	9		30		37	58	99		74		105

Fixed Charges	878		2,579		3,037	3,682	4,839		3,516		12,933

Adjusted Earnings	(1,395)		(1,120)		6,677	5,405	13,846		9,192		44,400

Ratio of Earnings to fixed charges	(1.6	)x	(0.4	)x	2.2x	1.5x	2.9	x	2.6	x	3.4	x

(a)	Interest expense includes interest expense on debt and amortization of deferred finance costs and debt discount.

(b)	Interest portion of rent expense represents the portion of rental expense which we estimate as an interest component.